Exhibit 4.21


                          CORDIANT COMMUNICATIONS GROUP





Employment Contract

Between

Cordiant Communications Group plc
121-141  Westbourne Terrace
London W2 6JR
UK

("the Company")

and

Mr Peter M. Schoning
lsestrasse 125
20149 Hamburg
GERMANY

("the Executive")

For the avoidance of doubt, this contract is separate from, and in addition to, any employment contract in place from time to time between the Executive and Scholz & Friends GmbH in respect of the Executive's position as managing director of Scholz & Friends GmbH.

Effective as of 1 January 2000, the employment relationship between the Company and the Executive shall be newly regulated on the following terms:

1.   Appointment

     The Executive will continue to be an executive director of Cordiant Communications Group plc.

2.   Duties

     The Executive is subject to the normal legal duties and responsibilities of a director. He will be expected to attend each meeting of the Board and of any committees to which he is appointed, the Annual General Meeting and any Extraordinary General Meetings of the Company.

     The Executive will be provided with reports on a monthly basis outlining the current performance of the Company and is welcome to request further information about the Group at any time.

     During his appointment, the Executive will comply with the Company's Code of Conduct, which incorporates the Stock Exchange Model Code for Securities Transactions by Directors of Public Companies.

3.   Powers

     A schedule of the authorities and powers specifically vested in the Board and its various committees, and the authorities that have been delegated to the managing director and his executive colleagues has been provided separately to the Executive by the Company Secretary.

4.   Fees

     The Company will pay the Executive an annual director's fee of (pound)30,000 in monthly instalments in arrears (subject to deduction of tax and national insurance contributions).



                       Cordiant Communications Group plc
     121-141 Westbourne Terrace, London W2 6JR, England. Tel: 020 7262 4343
                               Fax: 020 7706 4327
                       Registered Number 1320869 England.

5.   Expenses

     The Company will reimburse the Executive in full for all reasonable out-of-pocket expenses which he may properly incur in the course of performing his duties as an executive director in accordance with the Company's normal procedures.


6.   Conflict of Interest

     During the appointment, the Executive will not without the prior written consent of the Board hold any other directorship other than in connection with the performance of his duties hereunder or under any employment contract with Scholz & Friends GmbH.

7.   Termination

     The Executive's appointment will at all times be terminable on twelve months' notice in writing from either party or on his removal from office under the Articles of Association.

     The appointment will terminate automatically upon:

     (a) the Executive vacating office under Article 103 of the Articles of Association; or

     (b) the Executive being removed from office as a director by any resolution duly proposed and passed by the members of the Company.

     On termination of the appointment, for whatever reason, the Executive will not be entitled to any Compensation for loss of office.

Executed as a Deed by                  )
Cordiant Communications Group plc      )
acting by [illegible]                  )  /s/ [illegible]
                                       )
and Denise Williams                    )  /s/ Denise Williams



Signed as a Deed by the said Peter M   )
Schoning in the presence of:-          )
    [illegible]                        )  /s/ Peter Schoning 03/06/2000
     03/06/00